Third Quarter 2016 Earnings Release

BMO Financial Group Reports Net Income of $1.2 Billion for the Third Quarter of 2016

Financial Results Highlights:

Third Quarter 2016 Compared with Third Quarter 2015:

•	Net income of $1,245 million, up 4%; adjusted net income[1] of $1,295 million, up 5%

•	EPS[2] of $1.86, up 3%; adjusted EPS[1,2] of $1.94, up 4%

•	ROE of 13.0%, compared with 13.6%; adjusted ROE[1] of 13.5%, compared with 14.0%

•	Provisions for credit losses of $257 million, compared with $160 million

•	Basel III Common Equity Tier 1 Ratio of 10.5%

Year-to-Date 2016 Compared with Year-to-Date 2015:

•	Net income of $3,286 million, up 3%; adjusted net income[1] of $3,625 million, up 6%

•	EPS[2] of $4.90, up 3%; adjusted EPS[1,2] of $5.42, up 6%

•	ROE of 11.4%, compared with 12.3%; adjusted ROE[1] of 12.6%, compared with 13.2%

•	Provisions for credit losses of $641 million, compared with $484 million

Toronto, August 23, 2016 – For the third quarter ended July 31, 2016, BMO Financial Group reported net income of $1,245 million or $1.86 per share on a reported basis and net income of $1,295 million or $1.94 per share on an adjusted basis.

“BMO delivered strong results in the third quarter, reflecting the benefits of our consistent execution to deliver an exceptional customer experience,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Adjusted net income was $1.3 billion, up 5% from last year, and adjusted earnings per share were $1.94, up 4%.

“We had good performance across our operating groups, particularly in Personal & Commercial Banking and BMO Capital Markets. Adjusted operating leverage was very good at 3.8% and the capital position is strong with a Common Equity Tier 1 ratio of 10.5%.

“Our performance year to date reflects our focus on the customer and strong operating discipline. We are confident that our strategy and diversification across businesses, customer segments and geographies will continue to deliver good growth and long-term value to our shareholders,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a fourth quarter 2016 dividend of $0.86 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.44 per common share.

Our complete Third Quarter 2016 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2016, is available online at www.bmo.com/investorrelations and at www.sedar.com.

 (1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

 (2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,245 million for the third quarter of 2016, up 4% from the prior year. EPS was $1.86, up 3% from the prior year.

Adjusted net income was $1,295 million, up $65 million or 5% from the prior year. Adjusted EPS of $1.94 was up 4% year over year, reflecting a good contribution from P&C banking, which benefited from organic growth and the acquired BMO Transportation Finance business, and BMO Capital Markets. Wealth Management results declined marginally primarily due to unfavourable market movements. Return on equity was 13.0% and adjusted return on equity was 13.5%. Book value per share increased 5% from the prior year to $58.06 per share. The Basel III Common Equity Tier 1 Ratio was strong at 10.5%.

Operating Segment Overview

Canadian P&C

Net income of $561 million was up $5 million or 1% from a year ago, with pre-provision, pre-tax earnings up 6%. Revenue was up $73 million or 4% from the prior year due to higher balances across most products. Expenses were up $19 million or 2% reflecting continued disciplined expense management. Operating leverage was positive 2.1%. Year-over-year loan growth was 6% and deposit growth was 8%. Provision for credit losses increased by $43 million to $152 million due to higher provisions in the commercial portfolio and below-trend consumer provisions in the prior year.

In our personal banking business, year-over-year loan and deposit growth was 4% and 9%, respectively. During the quarter, we introduced a new mobile capability that allows customers to open an account in minutes using their smartphone. This new service is the first of its kind from a major Canadian financial institution and demonstrates another way we are using digital capabilities to empower our customers and simplify their lives.

In our commercial banking business, loan and deposit growth was 10% and 5%, respectively. During the quarter, World Finance Magazine named BMO the Best Commercial Bank in Canada for the second consecutive year in their 2016 Banking Awards. The World Finance awards celebrate achievement and innovation in the financial industry, and BMO was recognized as a result of our commitment to building customer relationships, innovative solutions and strong regional and industry focus, particularly in Aboriginal Banking and Women in Business.

U.S. P&C

Net income of $277 million increased $55 million or 24% and adjusted net income of $289 million increased $54 million or 22% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $212 million increased $37 million or 21% from a year ago and adjusted net income of $221 million increased $35 million or 19%, including the benefit of BMO Transportation Finance.

Revenue of $896 million increased $169 million or 23%, due to the benefit of BMO Transportation Finance, higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Adjusted non-interest expense of $530 million increased $66 million or 14%, due to the acquisition of BMO Transportation Finance. Provisions for credit losses of $58 million increased $43 million from the below-trend level in the prior year due to higher provisions in the commercial portfolio and the addition of BMO Transportation Finance. Adjusted operating leverage was positive 9.3%.

Loans grew $10.3 billion or 17%, benefiting from the acquisition of BMO Transportation Finance and organic commercial loan growth.

During the quarter, BMO Harris Bank was presented with the Civic Federation’s Addams-Palmer Award for Exemplary Civic Involvement by a Chicago Institution. The award recognizes the bank’s dedication to volunteerism, corporate responsibility, and its support of diversity.

BMO Wealth Management

Net income was $201 million compared to $210 million a year ago and adjusted net income of $227 million decreased $6 million from a year ago. Traditional wealth adjusted net income was $173 million compared to $177 million a year ago as operating growth across most of our businesses was more than offset by the impact of lower equity markets on average compared to a year ago. Adjusted net income in insurance was $54 million, down $2 million from a year ago as the current quarter was negatively impacted by unfavourable market movements, primarily offset by above-trend results in the underlying business.

Assets under management and administration declined $16 billion or 2% from a year ago to $863 billion, including the impact of unfavourable foreign exchange movements.

For the fourth consecutive year, BMO Private Bank has been named Best Domestic Private Bank, U.S. by Global Financial Market Review. Our business was selected for excellence in client service, high-quality wealth advisors, and innovative solutions.

The BMO Pyrford Global Absolute Return Fund received a Morningstar Analyst Rating™ of “Silver”, recognizing the Fund for its long track record of consistent performance derived from a straightforward approach to multi-asset investing.

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BMO Capital Markets

Net income of $321 million increased $49 million or 18% from the prior year as strong revenue growth offset higher provisions for credit losses. Revenue increased $87 million or 9%. Excluding the impact of the stronger U.S. dollar, revenue increased $77 million or 8%. There was higher client activity in Trading Products, and in Investment and Corporate Banking there was higher corporate banking revenue, partially offset by lower advisory revenue. There were lower net securities gains in both businesses. Provisions for credit losses of $37 million increased by $23 million, primarily due to higher oil and gas provisions. Non-interest expenses were well-controlled, down $7 million or 1%, excluding the impact of the stronger U.S. dollar, and operating leverage was positive 8.9%.

BMO Capital Markets was named a 2016 Greenwich Share Leader in Canadian Equity Trading Share and in Canadian Equity Research/Advisory Vote Share, as well as a 2016 Greenwich Quality Leader in Canadian Equity Research Product and Analyst Service Quality and in Canadian Equity Sales and Corporate Access Quality.

During the quarter we also entered into a definitive agreement to acquire the business of Greene Holcomb Fisher, a boutique U.S. mergers and acquisitions advisory firm. The transaction closed on August 1, 2016.

Corporate Services

Corporate Services net loss for the quarter was $115 million compared with a net loss of $68 million a year ago. Corporate Services adjusted net loss for the quarter was $105 million, compared with an adjusted net loss of $68 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was strong at 10.5% at July 31, 2016. The CET1 Ratio increased from 10.0% at the end of the second quarter as higher capital more than offset higher risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses was $257 million, an increase of $97 million from the prior year due to higher provisions in Canadian and U.S. P&C and BMO Capital Markets.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Reported Results
Revenue	5,633	5,101	4,826	15,809	14,407
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(691)	(407)	(218)	(1,464)	(989)
Revenue, net of CCPB	4,942	4,694	4,608	14,345	13,418
Provision for credit losses	(257)	(201)	(160)	(641)	(484)
Non-interest expense	(3,092)	(3,312)	(2,971)	(9,674)	(9,089)
Income before income taxes	1,593	1,181	1,477	4,030	3,845
Provision for income taxes	(348)	(208)	(285)	(744)	(654)
Net Income	1,245	973	1,192	3,286	3,191
EPS ($)	1.86	1.45	1.80	4.90	4.75

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(40)	(40)	(40)	(123)	(120)
Acquisition integration costs (2)	(27)	(24)	(9)	(73)	(33)
Cumulative accounting adjustment (3)	-	-	-	(85)	-
Restructuring cost (4)	-	(188)	-	(188)	(149)
Adjusting items included in reported pre-tax income	(67)	(252)	(49)	(469)	(302)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(31)	(31)	(32)	(95)	(94)
Acquisition integration costs (2)	(19)	(16)	(6)	(50)	(26)
Cumulative accounting adjustment (3)	-	-	-	(62)	-
Restructuring cost (4)	-	(132)	-	(132)	(106)
Adjusting items included in reported net income after tax	(50)	(179)	(38)	(339)	(226)
Impact on EPS ($)	(0.08)	(0.28)	(0.06)	(0.52)	(0.35)

Adjusted Results
Revenue	5,633	5,101	4,826	15,893	14,407
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(691)	(407)	(218)	(1,464)	(989)
Revenue, net of CCPB	4,942	4,694	4,608	14,429	13,418
Provision for credit losses	(257)	(201)	(160)	(641)	(484)
Non-interest expense	(3,025)	(3,060)	(2,922)	(9,289)	(8,787)
Income before income taxes	1,660	1,433	1,526	4,499	4,147
Provision for income taxes	(365)	(281)	(296)	(874)	(730)
Net income	1,295	1,152	1,230	3,625	3,417
EPS ($)	1.94	1.73	1.86	5.42	5.10

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

 (1) These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 17, 18, 19, 21 and 23 of our Third Quarter 2016 Report to Shareholders.

 (2) Acquisition integration costs related to F&C are charged to Wealth Management. Acquisition integration costs related to BMO Transportation Finance are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

 (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

 (4) Restructuring charge in Q2-2016, as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring charge in YTD-2015, primarily due to restructuring to drive operational efficiencies. Restructuring cost is recorded in non-interest expense.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Third Quarter 2016 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2015 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 23, 2016, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, December 5, 2016, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2016: $83.00

June 2016: $81.84

July 2016: $84.41

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at

www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2015 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2015 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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Annual Meeting 2017 The next Annual Meeting of Shareholders will be held on Tuesday, April 4, 2017, in Toronto, Ontario.

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